Exhibit 99.268

Nextech AR’s Virtual Event Platform Selected by Canadian Surgery Forum for Its 2021 Virtual Trade Show

●	Canadian Surgery Forum, the largest surgical meeting in Canada, attracts more than 1,000 general surgeons selects Nextech’s InfernoAR platform.

●	Nextech AR’s Virtual Experience Platform (VXP) continues to see accelerating sales momentum globally with large scale global enterprise and institutional customer wins.

●	The global virtual events market is expected to reach more than $400B by 2027, growing at a 23% CAGR.

Vancouver B.C., Canada – February 9, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE:NTAR) (FSE: N29), a diversified leading provider of augmented reality (AR), virtual event live streaming experiences plus services for 3D ads, eCommerce, and education, today announced that its Virtual Experience Platform (VXP) to host this year’s virtual Canadian Surgery Forum (CSF) taking place September 21-24, 2021. CSF partners and exhibitors include the Canadian Association of General Surgeons (CAGS), Olympus, Johnson and Johnson JNJ (NYSE) , Medtronic MDT (NYSE), Stryker SYK (NYSE) Pfizer PFE (NYSE) and others.

The CSF is the largest surgical meeting in Canada, bringing together more than 1,000 general surgeons annually. The 2021 show marks the 20th Anniversary of the CSF. The event seeks to connect surgeons from seven surgical societies representing several key subspecialties including general surgery, thoracic surgery, colon and rectal surgery, surgical oncology, hepatobiliary surgery, hernia surgery and trauma surgery.

During CSF 2021, Nextech’s event production team will be on hand to manage all main stage video content as well as to coordinate subsequent breakout sessions, offering guests a professionally produced, high-quality video streaming experience. The CSF also features a trade show for industry exhibitors. This year, with the help of Nextech’s VXP, 40+ exhibitors will be able to showcase their technologies, products and offerings and network with attendees.

“Nextech was one of the only platforms we tested that I felt could deliver on the objectives of all our stakeholders” said Karen Norris, CSF Manager. “Our delegates will be engaged in the education sessions via the visually stunning virtual ‘rooms’ and easy to navigate user platform. Our sponsors and exhibitors will be able to showcase their products and recent research and development via the augmented reality features of the platform. The CSF is delighted to be working with Nextech to design a virtual experience that engages all our event stakeholders to share research and advance advocacy efforts for the Canadian surgical community.”

Evan Gappelberg, CEO of Nextech AR comments, “The CSF is predominant event for the medical community in Canada and we’re honored to be selected as their partner to create a scalable, reliable virtual venue.” He continues, “Our scalable, secure and experiential solution is becoming a leading choice for professional associations and trade shows in the medical industry as we continue to land more and more events in the medical field. Our ability to provide the most comprehensive offerings, including significant revenue sponsorship and our exclusive 3D ad networks to virtual exhibitor booths gives us an edge over other event platforms. Each partnership and virtual experience we build showcases the power of our technology as our momentum builds within the $90 billion-dollar virtual events market expected to reach $400 billion in the next few years according to Grandview. As we push into February, we are seeing an acceleration of global demand for eCommerce, augmented reality, and virtual events by enterprise and global brands which positions us for a positive Q1, 2021.”

Nextech’s platforms have serviced dozens of Fortune 500 businesses such as Amazon, Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, and Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for Nextech to collaborate with additional Fortune 500 companies in the near future.

To learn more about Nextech AR, please visit www.Nextechar.com

About the Canadian Surgery Forum

The Canadian Surgery Forum (CSF) is the largest surgical meeting in Canada attracting 1000+ general surgeons annually. The CSF is a partnered conference bringing together numerous surgical societies focused on various surgical subspecialties, general surgery, thoracic surgery, colon and rectal surgery, surgical oncology, hepatobiliary surgery, hernia surgery and trauma surgery. The objective of the CSF is to foster communication among surgical subspecialties and to advance continuing professional development, clinical practice, education, research, and public advocacy while providing members of the Canadian surgical community an opportunity to meet and network in a collegial fashion.

Recent Company Highlights:

●	February 8, 2021: The Company announced the launch of new standardized chat features within its Virtual Experience Platform /VXP and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company’s revenue potential for 2021.

●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.

●	February 1, 2021: The Company announced that it has been invited to Microsoft’s (MSFT: NASDAQ) Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.

●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.

●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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